FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of  16 June 2009

SIGNET JEWELERS LIMITED
(Translation of registrant's name into English)

Clarendon House,

2 Church Street,

Hamilton HM11,

Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Jewelers Limited

16 June 2009

SIGNET JEWELERS LIMITED

ANNOUNCEMENT OF RESULTS OF THE ANNUAL GENERAL MEETING

Signet Jewelers Limited (the "Company") announces that voting on the resolutions put to the Company's AGM was as follows (all the resolutions were passed):

RESOLUTION	FOR	AGAINST	ABSTAIN
.Resolution to re-elect Ms Marianne Miller Parrs as a Director	66,975,801	23,091	70,480
Resolution to re-elect Mr. Thomas Plaskett as a Director.	66,670,905	328,285	70,181
Resolution to appoint KPMG Audit Plc as auditor of the Company, to hold office from the conclusion of this meeting until the conclusion of the next annual general meeting of the Company and to authorize the Directors to determine its remuneration.	67,009,225	53,520	6,646
Resolution to approve the implementation and establishment of the Company's Omnibus Incentive Plan for the Directors and employees of the Company.	53,622,669	10,524,053	1,661,951

Enquires:

Full name:                    Mark Andrew Jenkins

Contact address:        Signet Jewelers Limited, C/o  15 Golden Square, London, W1F 9JG

Phone number:           0870 90 90 301

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET JEWELERS LIMITED

By: /s/ Walker Boyd

Name: Walker Boyd
Title: Group Finance Director

Date:  16 June, 2009